SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

FOXO Technologies Inc.

(Name of Issuer)

Class A Common Stock, $0.0001 par value

(Title of Class of Securities)

351471 107

(CUSIP Number)

 729 Washington Ave. N., Suite 600

Minneapolis, MN 55401

(612) 562-9447

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

September 15, 2022

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See section 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or other subject to the liabilities of that section of Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 351471 107

1	Names of Reporting Person. DIAC Sponsor LLC
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) AF
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization

Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0 (1)
	8	Shared Voting Power (see Item 5 below) 0
	9	Sole Dispositive Power 0 (1)
	10	Shared Dispositive Power (see Item 5 below) 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 0 (1)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 0%
14	Type of Reporting Person OO

(1)	See Item 4. On September 15, 2022, the Sponsor (i) forfeited for no consideration 600,000 shares of Class B Common Stock and (ii) distributed all of its shares of Class A Common Stock, all of its remaining shares of Class B Common Stock and all of the Private Placement Warrants held by the Sponsor to its members.

CUSIP No. 351471 107

1	Names of Reporting Person. Andrew Poole
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions)
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization

United States

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 1,169,162 (1)
	8	Shared Voting Power (see Item 5 below) 0
	9	Sole Dispositive Power 1,169,162 (1)
	10	Shared Dispositive Power (see Item 5 below) 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,169,162 (1)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 3.5% (2)
14	Type of Reporting Person IN

(1)	See Item 4. The reported shares include: (i) 85,000 shares of Class A common stock held directly by Andrew Poole; (ii) 645,142 shares of Class A common stock held directly by Andrew Poole; (iii) 42,500 shares of Class A common stock underlying warrants (“Private Placement Warrants”) held directly by Andrew Poole; (iv) 198,260 shares of Class A common stock held by Andrew Poole as custodian for a minor child under the LA Gifts to Minors Act and (v) 198,260 shares of Class A common stock held by Andrew Poole as custodian for a minor child under the Texas Uniform Transfer to Minors Act.
(2)	The aggregate percentage of shares reported owned is based upon 33,052,830 shares of Class A common stock outstanding, as reported in the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on September 26, 2022.

SCHEDULE 13D

This Amendment No. 2 (“Amendment No.2”) amends and supplements the Schedule 13D initially filed with the Securities and Exchange Commission (the “SEC”) on February 16, 2021 (the “Schedule 13D”) relating to the Common Stock of the Issuer. Capitalized terms used herein without definition shall have the meaning set forth in the Schedule 13D.

Item 1. Security and Issuer

Securities acquired: Class A common stock, $0.0001 par value (“Class A Common Stock”)

Issuer: FOXO Technologies Inc. (the “Issuer”)

729 Washington Ave. N., Suite 600, Minneapolis, MN 55401.

Item 2. Identity and Background

(a) This statement is filed by:

(i) the Sponsor; and

(ii) Andrew Poole, the Chairman and Chief Executive of the Issuer and the Managing Member of the Sponsor.

All disclosures herein with respect to any Reporting Person are made only by such Reporting Person. Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

(b) The address of the principal business and principal office of each of the Sponsor and Mr. Poole is One City Centre, 729 Washington Ave. N., Suite 600, Minneapolis, MN 55401.

(c) The Sponsor’s principal business is to act as the Issuer’s sponsor. The principal occupation of Mr. Poole is the Chief Executive Officer and Chairman of the Issuer.

(d) None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Persons has, during the last five years, been a party to civil proceeding of a judicial administrative body of competent jurisdiction and, as a result of such proceeding, was, or is subject to, a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

(f) The Sponsor is a Delaware limited liability company. Mr. Poole is a citizen of the United States.

Item 4. Purpose of the Transaction

Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following:

On September 15, 2022, the Sponsor (i) forfeited for no consideration 600,000 shares of Class B Common Stock and (ii) distributed all of its shares of Class A Common Stock, all of its remaining shares of Class B Common Stock and all of the Private Placement Warrants held by the Sponsor to its members, including 85,000 shares of Class A Common Stock, 1,041,662 shares of Class B Common Stock and 42,500 Private Placement Warrants that were distributed to Andrew Poole, pursuant to a liquidating distribution (the “Sponsor Liquidating Distribution”). Such shares and Private Placement Warrants were distributed to the Sponsor’s members (including Andrew Poole) on September 15, 2022 for no consideration. Upon the closing of the business combination of Delwinds with FOXO Technologies Operating Company (“FOXO”), (i) all shares of outstanding Class B shares of Delwinds were converted into shares of Class A shares of Delwinds and (ii) Delwinds effected a name change to FOXO Technologies Inc. As a result of such conversion, Mr. Poole beneficially owns an aggregate of (i) 1,126,662 shares of Class A Common Stock and (ii) 42,500 warrants to purchase shares of Class A Common Stock. Of the shares of Class A Common Stock reported herein, 198,260 of such shares are held by Mr. Poole as Custodian for a minor child under the LA Gifts to Minors Act and 198,260 of such shares are held by Mr. Poole as Custodian for a minor child under the Texas Uniform Transfer to Minors Act. As a result of the Sponsor Liquidating Distribution, the Sponsor ceased to beneficially own shares of Class A Common Stock previously held by and the Private Placement Warrants previously held by, the Sponsor that were distributed to its members other than Andrew Poole.

As a result of the above, the Sponsor beneficially owns no shares of the Issuer’s stock.

Item 5. Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a), (b)

The information contained on the cover pages to Amendment No. 4 to the Schedule 13D is incorporated herein by reference.

(c)

Except for the transactions described in Item 3 and Item 4 of this Schedule 13D, the Reporting Persons have not engaged in any transaction during the past 60 days involving ordinary shares of the Issuer.

(d)

Not Applicable.

(e)

As of September 15, 2022, the Sponsor ceased to beneficially own any shares of the Company’s Class A Common Stock.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

Insider Letter

On December 10, 2020, in connection with the IPO, the Issuer, the Sponsor and certain other parties thereto entered into a letter agreement (the “Insider Letter”). Pursuant to the Insider Letter, the Sponsor agreed (A) to vote its Founder Shares, any shares of Common Stock underlying the Placement Units and any public shares in favor of any proposed business combination, (B) not to propose an amendment to the Issuer’s Amended and Restated Certificate of Incorporation that would modify the substance or timing of the Issuer’s obligation to allow redemption in connection with its initial business combination or to redeem the public shares if the Issuer does not consummate a business combination within 18 months from the completion of the IPO, unless the Issuer provides the holders of public shares with the opportunity to redeem such shares upon approval of any such amendment at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Issuer’s trust account set up in connection with the IPO (the “Trust Account”), (C) not to redeem any Founder Shares and any shares underlying the Placement Units into the right to receive cash from the Trust Account in connection with a shareholder vote to approve the Issuer’s proposed initial business combination or a vote to amend the provisions of the Issuer’s Amended and Restated Certificate of Incorporation relating to shareholders’ rights or pre-business combination activity and (D) that the Founder Shares and any shares of Common Stock underlying the Placement Units shall not participate in any liquidating distribution upon winding up if a business combination is not consummated. The Sponsor also agreed that, in the event of the liquidation of the Trust Account of the Issuer (as defined in the Insider Letter), it will indemnify and hold harmless the Issuer against any and all loss, liability, claims, damage and expense whatsoever which the Issuer may become subject to as a result of any claim by any vendor or other person who is owed money by the Issuer for services rendered or products sold to or contracted for the Issuer, or by any target business with which the Issuer has discussed entering into a transaction agreement, but only to the extent necessary to ensure that such loss, liability, claim, damage or expense does not reduce the amount of funds in the Trust Account; provided that such indemnity shall not apply if such vendor or prospective target business executes an agreement waiving any claims against the Trust Account.

On April 6, 2022, the parties agreed to amend the Insider Letter to reduce the lock-up period thereunder from one year to 180 days.

The description of the Insider Letter is qualified in its entirety by reference to (i) the full text of such agreement, a copy of which was filed by the Issuer as Exhibit 10.1 to the Form 8-K filed by the Issuer with the SEC on December 16, 2020 (and is incorporated by reference herein as Exhibit 10.1) and (ii) the form of amendment to such agreement, a copy of which was filed by the Issuer as Exhibit 10.3 to amendment no. 5 to the Form S-4 filed by the Issuer with the SEC on August 25, 2022 (and is incorporated by reference herein as Exhibit 10.2).

Registration Rights Agreement

On December 10, 2020, in connection with the IPO, the Issuer and the Sponsor entered into a registration rights agreement with the Issuer, pursuant to which the Sponsor was granted certain demand and “piggyback” registration rights, which will be subject to customary conditions and limitations, including the right of the underwriters of an offering to limit the number of shares offered. The summary of such registration rights agreement contained herein is qualified in its entirety by reference to the full text of such agreement, a copy of which was filed by the Issuer as Exhibit 10.3 to the Form 8-K filed by the Issuer with the SEC on December 16, 2020 (and is incorporated by reference herein as Exhibit 10.3). In connection with the Sponsor Liquidating Distribution, Andrew Poole become a party to the registration rights agreement.

Warrant Agreement

On December 10, 2020, in connection with the IPO, the Issuer entered into a warrant agreement with Continental Stock Transfer & Trust Company, as warrant agent, which governs the terms of the Issuer’s warrants. The summary of such warrant agreement contained herein is qualified in its entirety by reference to the full text of such agreement, a copy of which was filed by the Issuer as Exhibit 4.1 to the Form 8-K filed by the Issuer with the SEC on December 16, 2020 (and is incorporated by reference herein as Exhibit 4.1). In connection with the Sponsor Liquidating Distribution, Andrew Poole agreed to be bound by the terms of the warrant agreement.

Item 7. Material to be Filed as Exhibits

4.1	Warrant Agreement, dated December 10, 2020, by and between the Company and Continental Stock Transfer & Trust Company, as warrant agent (Incorporated by reference to the Issuer's current report on Form 8-K filed on December 16, 2020).
10.1	Letter Agreement, dated December 10, 2020, by and between the Company and Continental Stock Transfer & Trust Company, as warrant agent (Incorporated by reference to the Issuer's current report on Form 8-K filed on December 16, 2020).
10.2	Form of Letter Agreement Amendment, by and among Delwinds, its officers and directors and the Sponsor (Incorporated by reference to the amendment no. 5 to the Issuer's registration statement on Form S-4).
10.3	Registration Rights Agreement, dated December 10, 2020, by and among the Company and certain security holders (Incorporated by reference to the Issuer's current report on Form 8-K filed on December 16, 2020).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 26, 2022	DIAC SPONSOR LLC

	By:	/s/ Andrew Poole
		Name:	Andrew Poole
		Title:	Managing Member

Date: September 26, 2022		/s/ Andrew Poole
Andrew Poole